Filed Pursuant to Rule 433

Registration Statement No. 333-277223

Dated September 3, 2025

PECO Energy Company

$525,000,000 First and Refunding Mortgage Bonds 4.875% Series Due 2035

$525,000,000 First and Refunding Mortgage Bonds 5.650% Series Due 2055

Pricing Term Sheet

Issuer:	PECO Energy Company	PECO Energy Company
Ratings:[1]	Aa3 (Moody’s); A (S&P)	Aa3 (Moody’s); A (S&P)
Securities:	First and Refunding Mortgage Bonds	First and Refunding Mortgage Bonds
Trade Date:	September 3, 2025	September 3, 2025
Settlement Date**:	September 10, 2025 (T+5)	September 10, 2025 (T+5)
Principal Amount:	$525,000,000	$525,000,000
Maturity:	September 15, 2035	September 15, 2055
Coupon:	4.875%	5.650%
Benchmark Treasury:	4.250% due August 15, 2035	4.750% due May 15, 2055
Benchmark Treasury Price and Yield:	100-08 / 4.219%	97-21 / 4.900%
Spread to Benchmark Treasury:	+68 basis points	+75 basis points
Yield to Maturity:	4.899%	5.650%
Public Offering Price:	99.811%	99.999%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2026	March 15 and September 15, commencing March 15, 2026
Optional Redemption Provisions:	At any time prior to June 15, 2035 (three months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in each case,	At any time prior to March 15, 2055 (six months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in each case,

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

	accrued and unpaid interest to the redemption date.	accrued and unpaid interest to the redemption date.

	At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.	At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

CUSIP:	693304 BH9	693304 BJ5
ISIN:	US693304BH96	US693304BJ52
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.
Senior Co-Managers:	M&T Securities, Inc. Siebert Williams Shank & Co., LLC	M&T Securities, Inc. Siebert Williams Shank & Co., LLC
Co-Managers:	Guzman & Company MFR Securities, Inc. Mischler Financial Group, Inc. Roberts & Ryan, Inc. R. Seelaus & Co., LLC	Guzman & Company MFR Securities, Inc. Mischler Financial Group, Inc. Roberts & Ryan, Inc. R. Seelaus & Co., LLC

**We expect to deliver the bonds on or about September 10, 2025, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds any day prior to the business day preceding the settlement date will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC, toll-free at (800) 269-6864, Citigroup Global Markets Inc., toll-free at (800) 831-9146, PNC Capital Markets LLC, toll-free at (855) 881-0697, Scotia Capital (USA) Inc., toll-free at (800) 372-3930, and U.S. Bancorp Investments, Inc., toll-free at (877) 558-2607.